SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13G

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED

PURSUANT TO RULES 13d-1(b), (c), AND (d) AND AMENDMENTS

THERETO FILED PURSUANT TO RULE 13d-2

(Amendment No. 3)*

MetroCorp Bancshares, Inc.

(Name of Issuer)

Common Stock, par value $1.00

(Title of Class of Securities)

591650106

(CUSIP Number)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 591650106

1	NAMES OF REPORTING PERSONS Don J. Wang
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 865,630
	6	SHARED VOTING POWER -0-
	7	SOLE DISPOSITIVE POWER 865,630
	8	SHARED DISPOSITIVE POWER -0-
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 865,630 shares
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 6.51%
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

Item 1	(a).	Name of Issuer:

MetroCorp Bancshares, Inc., a Texas corporation.

Item 1	(b).	Address of Issuer’s Principal Executive Offices:

9600 Bellaire Boulevard, Suite 252, Houston, Texas 77036

Item 2	(a).	Name of Person Filing:

Don J. Wang

Item 2	(b).	Address or Principal Business Office or, if None, Residence:

9600 Bellaire Boulevard, Suite 252, Houston, Texas 77036

Item 2	(c).	Citizenship:

United States.

Item 2	(d).	Title of Class of Securities:

MetroCorp Bancshares, Inc. common stock, $1.00 par value per share.

Item 2	(e).	CUSIP Number:

591650106

Item 3.	Not applicable

Item 4.	Ownership.

(a) Amount Beneficially Owned:

865,630 shares

(b) Percent of Class:

6.51%

(c) Number of Shares as to which Person has:

(i) Sole power to vote or to direct the vote:

865,630 shares

(ii) Shared power to vote or to direct the vote:

-0-

(iii) Sole power to dispose or to direct the disposition of:

865,630 shares

(iv) Shared power to dispose or to direct the disposition of:

-0-

Item 5.	Ownership of 5 Percent or Less of a Class.

Not applicable

Item 6.	Ownership of More than 5 Percent on Behalf of Another Person.

Not applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.

Not applicable

Item 8.	Identification and Classification of Members of the Group.

Not applicable

Item 9.	Notice of Dissolution of Group.

Not applicable

Item 10	Certifications.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: March 24, 2011

/s/ Don J. Wang
Don J. Wang